

March 19, 2013

Via E-mail
Mr. Dale A. Thatcher
Executive Vice President and Chief Financial Officer
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey   07890

Re: Selective Insurance Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-33067

Dear Mr. Thatcher:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Report of Independent Registered Public Accounting Firm, page 87
Report of Independent Registered Public Accounting Firm, page 142

1. Please confirm to us that in future periodic reports your independent auditor will include the city and state where its audit report is issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Dale A. Thatcher
Selective Insurance Group Inc.
March 19, 2013
Page 2

        In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                        Sincerely,

                        /s/ Jim B. Rosenberg

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant